UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934

ContraFect Corporation
(Name of Issuer)

Common Stock

(Title of Class of Securities)

69404D108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,773,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,773,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.20%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
* Calculated based on a total of 41,578,804 shares of common stock outstanding as of November 7, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on November 9, 2016 (the “Quarterly Report”) and 591,016 warrants held by the Reporting Person.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,418,439**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,418,439**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,439**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.37%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Calculated based on a total of 41,578,804 shares of common stock outstanding as of November 7, 2016, as reported by the Issuer in the Quarterly Report, and 472,813 warrants held by the Reporting Person.
** Includes 472,813 warrants held by the Reporting Person.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,609**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,609**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,609**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.85%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Calculated based on a total of 41,578,804 shares of common stock outstanding as of November 7, 2016, as reported by the Issuer in the Quarterly Report, and 118,203 warrants held by the Reporting Person.
** Includes 118,203 warrants held by the Reporting Person.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,773,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,773,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.20%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
* Calculated based on a total of 41,578,804 shares of common stock outstanding as of November 7, 2016, as reported by the Issuer in the Quarterly Report, and 591,016 warrants held by the Reporting Person.

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the Common Stock, par value $.001 (“Common Stock”) ContraFect Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on June 26, 2016 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. This Amendment No. 1 is being filed on behalf of (i) Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), (ii) Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”), (iii) Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund Master, LP, a Cayman Islands exempted company, and Institutional Partners (“Oracle Associates”) and (iv) Larry N. Feinberg, the managing member of Oracle Associates (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4. Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:
A. Larry N. Feinberg
(a) Amount beneficially owned: 1,773,048
(b) Percent of class: 4.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,773,048
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,773,048

B. Oracle Partners
(a) Amount beneficially owned: 1,418,439
(b) Percent of class: 3.37%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,418,439
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,418,439

C. Institutional Partners
(a) Amount beneficially owned: 354,609
(b) Percent of class: 0.85%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 354,609
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 354,609

D. Oracle Associates
(a) Amount beneficially owned: 1,773,048
(b) Percent of class: 4.20%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,773,048
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,773,048

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2017

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Larry N. Feinberg, Manager Member

/s/ Larry N. Feinberg Larry N. Feinberg, individually